Amos W. Barclay Of Counsel Phone (303) 473-4813 Fax (303) 957-2229 AWBarclay@hollandhart.com

March 7, 2017

VIA EDGAR AND HAND DELIVERY

John Reynolds

Assistant Director

United States Securities and Exchange Commission, Division of Corporation Finance

Washington, DC 20549

Re:	Stillwater Mining Company

Preliminary Proxy Statement on Schedule 14A filed January 24, 2017

File No. 001-13053

Dear Mr. Reynolds:

On behalf of Stillwater Mining Company (the “Company”), set forth below are the Company’s responses to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission in your February 17, 2017 letter to Brent Wadman (the “Comment Letter”) concerning the above-referenced filing (the “Preliminary Proxy Statement”). The Company is concurrently filing via EDGAR a revised preliminary proxy statement, which reflects the Company’s responses to the Staff’s comments, updating changes and other revisions, all of which are marked on courtesy copies being furnished to the Staff.

For convenience, we have included the text of the comments from the Comment Letter, followed by our responses. Defined terms used but not defined herein have the meanings specified in the Preliminary Proxy Statement.

Proposal 1: The Merger, page 25 (Background of the Merger)

Comment No. 1: Please supplementally provide us with all materials and presentations, including any board book, provided by Merrill Lynch to Stillwater’s board of directors.

Response to Comment No. 1: Cleary Gottlieb Steen & Hamilton LLP, counsel to BofA Merrill Lynch, will submit supplementally to the Staff, under separate cover, copies of the materials used in BofA Merrill Lynch’s presentations to the Company’s board of directors on November 17, 2016, November 22, 2016, December 2, 2016 and December 8, 2016. This submission will be made together with a request that the submitted materials be kept confidential in accordance with Rule 83 of the SEC’s Rules of Practice, and that the submitted materials be returned promptly following completion of the Staff’s review thereof in accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

Holland & Hart LLP Attorneys at Law

Phone (303) 473-2700     Fax (303) 473-2720 www.hollandhart.com

One Boulder Plaza 1800 Broadway Suite 300 Boulder, CO 80302

Aspen Billings Boise Boulder Carson City Cheyenne Colorado Springs Denver Denver Tech Center Jackson Hole Las Vegas Reno Salt Lake City Santa Fe Washington, D.C.

John Reynolds Securities and Exchange Commission March 7, 2017 Page 2

The Merger Agreement, page 51

Comment No. 2: We note your statements that “the merger agreement is not intended to be a source of factual, business or operation information . . .” regarding the companies, that the summary of the merger agreement and the Annex A “are not intended to modify or supplement any factual disclosure about Stillwater in any documents it publicly files with the SEC”, that the representations, warranties and covenants were made “solely for the benefit of the parties to the merger agreement . . .”, and that “the representations and warranties . . . allocat[e] risk . . . rather than establishing matters as facts.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. We further note your disclosure that this information “may have changed since the date of the merger agreement and subsequent developments . . . may or may not be fully reflected in this proxy statement or Stillwater’s public disclosures.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your proxy statement not misleading.

Response to Comment No. 2: In response to the Staff’s comment, the disclosure on page 51 of the Preliminary Proxy Statement has been revised as set forth below to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. The ~~merger agreement is not intended to be a source of factual, business or operational information about Stillwater, Sibanye, US Holdco or Merger Sub, and the following summary of the merger agreement and the copy thereof attached hereto as Annex A are not intended to modify or supplement any factual disclosure about Stillwater in any documents it publicly files with the SEC. The~~ representations, warranties and covenants made in the merger agreement by Stillwater, Sibanye, US Holdco and Merger Sub ~~were made solely for the benefit of the parties to the merger agreement and~~ are qualified and subject to important limitations agreed to by Stillwater, Sibanye, US Holdco and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party or parties prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement~~, rather than establishing matters as facts~~.

John Reynolds Securities and Exchange Commission March 7, 2017 Page 3

The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC and, in some cases, were qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement, and subsequent developments or new information that may affect the accuracy of a representation or warranty may or may not be fully reflected in this proxy statement or Stillwater’s public disclosures. Accordingly, you should not rely on the representations and warranties as being accurate or complete or characterizations of the actual state of facts as of any specified date.

In addition, the Company has authorized us to confirm that it understands that, notwithstanding the inclusion of any general disclaimer, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

The Company has also authorized us to acknowledge on its behalf that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

*        *        *         *        *

John Reynolds Securities and Exchange Commission March 7, 2017 Page 4

If you have any questions regarding the Company’s responses or require further information, please contact me by telephone at (303) 473-4813.

Sincerely,

/s/ Amos W. Barclay
Amos W. Barclay

cc:	Michael McMullen (Stillwater Mining)

Brent Wadman (Stillwater Mining)

Lucy Stark (Holland & Hart LLP)

Robert Profusek (Jones Day)

Andrew M. Levine (Jones Day)